Exhibit 99.1

Tritium Implements Strategic Plan to Achieve 2024 Profitability

Company takes strategic steps toward profitability

BRISBANE, Australia, November 7, 2023—Tritium DCFC Limited (Tritium) (Nasdaq: DCFC), a global leader in direct current (DC) fast chargers for electric vehicles (EVs), today announced the implementation of business measures designed to achieve a path to profitability in 2024 and reduce external capital requirements.

The plan sees Tritium improve operational efficiency and margins to drive profitability and shareholder value by consolidating its global manufacturing operations into its scaled plant in Lebanon, Tennessee, and reduce selling general & administrative (SG&A) expenses via plans to decrease specific headcount and professional fees.

Investment in technology development, services, software, and sales continues, with plans to retain and grow Tritium’s more than 200-person research and development team and world-class test facility in Brisbane, along with its global services team and salesforce, as the company delivers its product roadmap with category-leading and differentiated fast charging systems and continues to rollout and support a fleet of more than 14,500 chargers across 47 countries.

“While we continue to build on our recently reported financial results, which include achieving record revenue and gross margin, strategic restructuring of our business is necessary to drive both profitability and shareholder value,” said Tritium CEO Jane Hunter. “This transition is aligned with the company’s plan to be profitable in 2024. The implementation of this plan, including the closure of the Brisbane factory and consolidating our manufacturing operations in Tennessee, supports the ongoing market competitiveness and positioning of the company as a world leader in its category, driven in part by the highly successful scale-up of our US plant and the NEVI and BABA programs in the United States, while bringing our manufacturing operations closer to our largest markets. These changes reduce our capital requirements and hasten the timing of the company becoming EBITDA positive.”

Tritium opened the Tennessee plant in August 2022. The opening of the factory was an important step in Tritium’s strategy to achieve Buy America Build America (BABA) compliance, as required by the $5 billion National Electric Vehicle Infrastructure (NEVI) Formula Program which funds fast chargers every 50 miles along American highways.

About Tritium

Founded in 2001, Tritium (Nasdaq: DCFC) designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for EVs. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. The Company’s actual results may differ from its expectations, estimates and projections or expectations of future achievements and consequently, you should not rely on these forward-looking statements as predictions of future events. You are cautioned not to place undue reliance on forward-looking statements, including projections, which are often characterized by words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” or “aim,” or other comparable terminology, or by discussions of strategy, plans, or intentions for the future. These forward-looking statements include, without limitation, the Company’s expectations, hopes, beliefs, intentions, or strategies for the future and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the documents furnished or filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. All forward-looking statements in this press release are made based on our current expectations, forecasts, estimates, and assumptions and speak only as of the date made. The Company does not undertake any obligation to release any updates or revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this press release except as may be required by applicable law. If any of these trends, risks, or uncertainties continues or occurs, our business, financial condition, or operating results could be materially and adversely affected, the trading prices of our securities could decline, and you could lose part or all of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Media Contact
Jack Ulrich

media@tritiumcharging.com

Investor Contact

Cary Segall

ir@tritiumcharging.com